EXHIBIT 99.1

Fusion Fuel Green Files Form 20-F for Fiscal Year 2020, Announces First Quarter Webcast Date

DUBLIN, Ireland, May 14, 2021 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO), ("Fusion Fuel", or "the Company"), has announced today the filing of its Form 20-F for the fiscal year ended December 31, 2020. The 20-F may be accessed by visiting either the SEC’s website at www.sec.gov or the Investor Relations section of the Company’s website at https://ir.fusion-fuel.eu/financials-filings/annual-reports.

“2020 was a historic year for Fusion Fuel, with the launch of our HEVO technology as well as the completion of our business combination with HL Acquisitions and the associated private placement,” said Frederico Figueira de Chaves, Chief Financial Officer at Fusion Fuel. “While our 2020 results are impacted by significant one-off events related to the transaction, we are encouraged by the progress the team has made thus far and expect a strong second half of the year.”

The company has also announced today that it will host a live conference call and webcast on Tuesday, May 25, 2021 at 10:00 a.m. Eastern Time (3:00 p.m. Greenwich Mean Time) to discuss financial results, technology updates, first quarter operational highlights, and certain forward-looking information. The webcast may be accessed at https://edge.media-server.com/mmc/p/zzrf5hhx and will be available for replay through the close of business on May 25, 2022.

About Fusion Fuel Green plc

Fusion Fuel Green plc. is an emerging leader in the green hydrogen space, committed to accelerating the energy transition and decarbonizing the global energy system by making zero-emissions green hydrogen commercially viable and accessible. Fusion Fuel has created a revolutionary proprietary electrolyzer solution that allows it to produce hydrogen at highly competitive costs using renewable energy, resulting in zero-carbon emissions. Fusion Fuel’s business lines includes the sale of electrolyzer technology to customers interested in building their own green hydrogen capacity, the development of hydrogen plants to be owned and operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some or all of the results anticipated by these forward-looking statements may not be achieved. Further information on the Company’s risk factors is contained in our filings with the SEC. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations Contact
ir@fusion-fuel.eu

For further information, please visit https://www.fusion-fuel.eu